

INVEST IN **FAN OWNED CLUB**

Giving everyday fans a chance to own a piece of a European soccer club

LEAD INVESTOR ⌄



Peter Corbett

As a serial sports entrepreneur that has spent over thirty years building, developing, and consulting in the indoor soccer and sports club industry, I have seen up close and personal the power of fan engagement, and I believe fan ownership will be the next wave of fan experience, especially in women's sports. It will be global, and it will be digital, but it will also be personal. And nothing is more personal than when you have skin in the game! Steve and I worked closely together in the late 90's. His work ethic, integrity and grit always impressed me. When we reconnected recently and he told me about Fan Owned Club, I immediately recognized the untapped opportunity to not only provide a unique experience for fans of European soccer, but to scale that out from one-to-many clubs, and potentially to many other sports. With FC Pinzgau Saalfelden, Fan Owned Club has already proven that the fan ownership model can reshape the direction of a club. The success of the women's program, the launch this year of the youth academy and the resurgence of the men's team are proof of that. But now with a second European club partnership on the horizon and the work underway to create a scalable platform to work with more teams, the future looks very bright for Fan Owned Club and their very talented team. I am thrilled to not only join this remarkable journey with them but also to say that I am a part-owner of a European football club!

Invested $1,045 this round

fcps.at　　Nashville TN　    　　B2C　　Entertainment　　Sports

Highlights

1. ⬆ Join almost 500 others who have already invested in ownership of a professional soccer club

2. ⚽ Unprecedented access to participation in and influence of key operational and strategic decisions

3. ⬆ Wouldn't it be cool to say "yeah, I own part of a European Soccer Club"? You can be that cool

4. ⚽ Participate in a one-of-its-kind ownership opportunity take part in our promotion goals

5. ⬆ Own a club who's roster has included players from MLS, USL and International Clubs

6. ⚽ Opportunities to visit beautiful Austria while planning trips to watch YOUR club play

7. ⬆ Connect with other fellow owners of YOUR club and build community through the beautiful game

8. ⚽ Help create a voice for fans everywhere as we scale our unique Fan Owned Club model to new clubs

Our Team



Steve Paris Founder

Steve has nearly three decades of leadership roles ranging from startup to Big Corporate working both domestically and internationally with some of the world' largest brands and industry leaders including General Mills, Nestle, EYC, and Aima.

Fans are the lifeblood of any entertainment business. Typically, only the ultra-wealthy have access to an Owner experience - Insider access, operational influence and the opportunity to profit when things go well. Through crowdfunding and a commitment to the fans, we can offer a unique Fan Owner Experience to everyday fans.



Sierra Cristiano Project Ascend + Head Women's Coach

At NAU, Sierra was the first to earn consecutive Big Sky Conference Offensive MVP honors. She coached for two seasons before entering pharma sales and marketing, rising to the VP level. In 2023, she moved to Austria to lead Project Ascend.



Chris Sydney Sporting Director

Chris brings deep experience and passion for soccer as a national level player, front office executive in the WPSL, coach, player development consultant and player agent.



Vanessa Nordstrom Operations

Vanessa brings 27 years of club level coaching experience, two decades of sales experience in the food industry, startup and big corporate experience. Vanessa is also a certified Reiki practitioner and is a holistic health and wellness coach.



Marcus Haslam Creative Design

Marcus cut his teeth at agencies before going freelance, working with clients such



Marcus cut his teeth at agencies before going freelance, working with clients such as Red Bull, Honda, University of Idaho, and Quickbooks. His work with Fan Owned Club has earned acclaim, including being voted best Austrian kit design in 2020.



Cleon (CJ) Williams Digital Experience

C.J., is a graduate of Baylor University with a decade of experience in digital marketing from in-house and agency roles to contracting. He has worked with major companies including Foursquare, Safeway, Udemy, Zendesk and a host of others.



David Crouch Platform Lead + Board Member

A former Syracuse soccer player, Dave founded and successfully exited eCommerce company Ten24 Digital Solutions. He has extensive sales, media and business development experience.



Shawn Parker US Youth Club Partnerships

Shawn Parker has served as a Director of Coaching in OH, KY, & VA. and also has coaching experience up to collegiate levels. At Northern Kentucky University, Shawn won a Division II National Championship and is a member of their Athletic Hall of Fame.



Trey Fitz Gerald Founder + Board Member

Trey has spent his 30 year career in Major League Soccer. He moved to Austria in 2019, leading key signings with Hummel, Christian Ziege and MLS loan players before returning to Real Salt Lake, where he is a senior executive and FOC Board Member.

WELCOME TO FAN OWNED CLUB

It's no secret that our passionate fans are the cornerstone of everything we are

It's no secret that our passionate fans are the cornerstone of everything we are aiming to achieve,

but our aspirations reach far beyond just the clubhouse.

There has never been a more interesting time in the history of sports - and soccer - where fans are increasingly demanding more from their clubs. They want more engagement, more interaction and a voice.

Fan Owned Club gives fans a voice by offering a chance to own a piece of Club for less than many pay for season tickets.

It all started in 2019 when we crowdfunded our first Club, Austria's FC Pinzgau Saalfelden. Over the last four years, we've doubled attendance, tripled sponsor revenue and delivered the four best season in men's program history, including a breathtaking stretch of 11 unbeaten matches to grab the last playoff spot this spring. **Our approach works. Now we scale it.**

Our plan has three core pillars that will drive long term value for our Fan Owners.

1. Build a Strong F.C. Pinzgau Saalfelden

Once a struggling men's program in Austria's third division, we are on a path to building out a complete and sustainable Club. Our men's first team is consistently competitive and our women's program, relaunched as Project Ascend this spring, is favored to win promotion to the second division. In March, the Austrian Federation approved our application to start the region's first youth Academy next fall. With a strong vision and long term plan, we are on the path to creating a regional powerhouse.

2. Productize the Fan Owner Experience

In 2019, Fan Owned Club helped launch the football community ownership model to a U.S. audience. Since that time, we've been thrilled to see soccer fans invest in their local teams, but we want to offer more - not just pride of ownership (we got that, too) but an Owner experience unlike any other. That means insider **Access, Influence** on operations and the opportunity for **Profit**. Later this year, we plan to launch our beta Fan Owner Experience (FOX) platform to deliver an even richer, more consistent and more scalable experience to our Fan Owners.

3. Partner With or Acquire Additional Soccer Clubs

There are over 4,000 soccer clubs looking to grow their revenue by deepening engagement with their fans base and grow their fan base. With Fan Owners in 42 states and 8 countries, most of whom were not previously familiar with FC Pinzgau Saalfelden, we've proven that our model can do just that. Our new FOX platform will make it easier, faster and more profitable to partner with new clubs. And an investment in Fan Owned Club means that investors benefit not just from the success of our FC Pinzgau Saalfelden, but also from the success of all our future clubs. We are looking for our next Club partners and have active conversations in several European markets.



OUR FIRST CLUB

FC Pinzgau Saalfelden were formed in 2007 after the merging of the town's two top football clubs 1. Saalfeldner SK (founded in 1947) and ESV Saalfelden (founded in 1952) into one unified program. Rising up from the lower divisions, the Mountainous Pine Blues currently compete as one of 62 teams in Austria's third tier, known as the Regionalliga. The club play at the stunning Saalfelden Arena with the dramatic backdrop of the Alps making it one of the most beautiful venues for soccer in Europe.

One of the ten members of the competitive *Salzburg Regional League* *("Regionalliga Salzburg")*, the league rewards the top two finishers with a place in an exciting six team play-off for promotion to the nationwide *2. Liga*; a 16 team league, one tier below the Admiral Bundesliga.

In June of 2019, Fan Owned Club began jointly managing FCPS before finalizing the purchase agreement for the LLC (GmbH) that operates FC Pinzgau Saalfelden and makes all Club-related decisions in December 2019.

Similar to club ownership in Germany, the Austrian Federation requires a non-profit entity (Verein) to hold the actual license to compete. The Verein is controlled by six members, all of whom hold significant ownership within Fan Owned Club.

With a mantra of introducing exciting young loanees, alongside experienced local Austrian talent, Fan Owned Club's involvement in FCPS has pushed the club into becoming a promotion favorite.

After two seasons curtailed by the pandemic, FC Pinzgau Saalfelden finished the recent campaign in the top two and place in the playoff round, solidifying their place in the newly reformed singular third division this fall.



2007

SG Saalfelden becomes
FC Pinzgau Saalfelden



**FCPS
2019**

Fan Owned Club arrives
at FCPS



2004

1. Saalfeldener SK and
ESV Saalfelden merged
to create SG Saalfelden



2011/2014

FCPS become champions
of the Salzburger Liga
(4th division) for the first
and second time



**FCPS
2023**

After the three best seasons
in men's history, the club
expand investments into
the women's team and a
new academy

PROJECT ASCEND

Leveling the playing field this Spring, Fan Owned Club launched #ProjectAscend, where we provided six graduating women's college soccer players the chance to continue playing the sport they love in the beautiful Austrian Alps.

Our sport-and-mission-driven initiative to become the preeminent destination for women to extend their professional aspirations through soccer is guided by a former NCAA Division I All-Star that never had an opportunity to play professionally, they will help our squad seek their first-ever promotion to the second league.

The Frauen now play alongside the Men's first-team at the stunning 1508 SaalfeldenArena with the dramatic backdrop of the Alps making it one of the most beautiful venues for soccer in Europe and an inspiration to all who play on this pitch.



With a new crest to unite us, a best-in-class training facility and moving our women's matches to our main ground, Fan Owned Club is ready to write the next chapter with help from those who want to move women and the game forward.

After turning around the Men's program, we are focused on creating more equity and opportunity on the way to building a regional program, chronicling and sharing the experiences of these amazing women as they go on the journey of a lifetime.

Formed in 2011/12, the FCPS Women are currently one of seven members of the competitive *Salzburger Fruenliga,* the league rewarding the top finisher of the playoff, promotion to the nationwide sixteen team *2. Liga,* one tier below the Admiral Bundesliga.



THE PINZGAU PEDIGREE

Legendary German footballer Christian Ziege joined as the interim coach in Spring 2019. A former player with Bayern Munich, AC Milan, Liverpool and Tottenham, Ziege was a UEFA Euro '96 winner, a FIFA World Cup runner-up in 2002 with 72 caps for the German national team. Christian's involvement has helped establish Pinzgau as a destination for young players to develop their game, including Pablo Ruiz, who signed a multi-year MLS contract after spending the fall season with FCPS.

Last season, a duo from Seattle Sounders joined on loan with Sota Kitahara returning and earning a spot in their first team.

Over the last years, former Pinzgau players who've played under Ziege's tutelage have returned to their respective clubs rejuvenated and revitalizing their professional careers.

Andrew Brody significantly contributed to Real Salt Lake's run in the Western Conference playoffs and named 2022 RSL Defensive Player of the Year.

Josh Heard led Pacific FC to the Canadian Premier League title.

Alfusainey Jatta won the Latvian Cup and League title.

Between these relationships with sporting clubs in North America and now a strategic partnership with Shooting Stars in Ghana, we continue to attract players and talents to the region.





WHY AUSTRIA?

While lesser known globally, we chose Austria very deliberately for our first club. Austria performs above the expectations of the average soccer fan, with their Bundesliga consistently ranked in the top 10 of UEFA's 55 federations. From the 12-team Bundesliga, five teams vie for a chance to qualify for European competition the following season, whether in the UEFA Champions League, Europa League or Europa Conference League.

Whilst aiming for Europe might be a lofty and long-term goal, the success of small but well-run clubs like Wolfsberger AC and LASK (who have faced off against the likes of Tottenham, Manchester United and AS Roma in recent seasons) is a testament to the quality and strength of the sport in Austria's top league, and a great example of what can be achieved on a very modest budget compared to many other top flight European leagues.

Whilst the success of Red Bull Salzburg in Europe is acting as a fantastic draw for Austrian football, attracting considerable international interest, they are of course, without many of the financial constraints than many of their Austrian rivals, making the successes of the other teams even more inspirational.





ABOUT AUSTRIAN FOOTBALL



Est. value €30–50M
Avg. budget €12–15M
Debt-free, 70% profitable

12 clubs
Bundesliga

Est. value €10–15M
Avg. budget €2–5M
Avg. break-even

16 clubs
2. Liga

Est. value €2–3M
Avg. budget €400K

62 clubs
Regionalliga

Landesliga

FCPS

- *Austria is ranked tenth of 55 UEFA nations with five places in European play (2 Champions League, 3 Europa)*

- *Austrian Football Association requires Bundesliga clubs to be debt-free, per UEFA Financial Fair Play rules*

- *Best MLS club would be mid-level within League, whereas most other MLS clubs might be suited or 2. Liga*

- *Third division is primarily semi-professional, community-based and most do not seek promotion (previously an eighth-placed team was promoted as only applicant)*



WHAT DO I GET FOR BEING A FAN OWNER?

- Exclusive and early access to Club-related content and news

- Limited edition apparel and other perks based on investment level

- Cultivate policy and involvement in Club decisions

- Regular interaction with Trainer, Sporting Director and players

- Rights to attend Club meetings in Austria & VIP access to matches and events

- Opportunities to get involved and drive success of FOC

INVESTMENT LEVELS + PERKS FOR 2023/24

$220	$495	$1,045	$1,650	$2,475	$4,950
15 shares & voting rights	**45 shares** & voting rights	**95 shares** & voting rights	**150 shares** & voting rights	**225 shares** & voting rights	**450 shares** & voting rights
Downloadable Owner Certificate	Downloadable Owner Certificate	Downloadable Owner Certificate	Downloadable Owner Certificate	Downloadable Owner Certificate	Downloadable Owner Certificate
Shop Discount	Shop Discount	Shop Discount	Shop Discount	Shop Discount	Shop Discount
Fan Owner Sticker	Fan Owner Sticker	Fan Owner Sticker	Fan Owner Sticker	Fan Owner Sticker	Fan Owner Sticker
FCPS Cap	FCPS Cap	FCPS Cap	FCPS Cap	FCPS Cap	FCPS Cap
	Signed Team Photo	Signed Team Photo	Signed Team Photo	Signed Team Photo	Signed Team Photo
	FCPS Flag	FCPS Flag	FCPS Flag	FCPS Flag	FCPS Flag
		Scarf	Scarf	Scarf	Scarf
		$50 Merch Credit	$50 Merch Credit	$50 Merch Credit	$50 Merch Credit
			Duffel Bag	Duffel Bag	Duffel Bag
				Home Jersey	Home Jersey
				Hoodie	Hoodie
					Plush Blanket
					Signed Jersey
1 Contest Entry	25 Contest Entries	50 Contest Entries	100 Contest Entries	200 Contest Entries	750 Contest Entries
		2 home match tickets per annum	2 home match tickets per annum	2 VIP home match tickets per annum	2 VIP home match tickets per annum





THE BEAUTIFUL TRIP CONTST

All new investors will be entered to win a VIP Match Day Experience to watch YOUR team play in 2024 or 2025 season in the fairy tale beautiful Austrian Alps including:

- VIP Match Day Experience at 1508 Saalfelden Arena

- Three Nights Four-Star Accommodation for Two

- Personal Meet & Greet with First Team(s)

- Dinner with Founders

- Match Worn and Collectable FCPS Signed Collateral

- And more... an experience of a lifetime




hummel
hummel

Downloads

Fan Owned Club Investor Deck May 2023 Wefunder final.pdf